

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2011

Via E-mail
Mr. Douglas G. Smith
Vantage Drilling Company
777 Post Oak Boulevard, Suite 800
Houston, Texas 77056

> **Re:** **Offshore Group Investment Limited**
> **Registration Statement on Form S-4**
> **Filed June 10, 2011**
> **File No. 333-174851**

Dear Mr. Smith:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4

1. We note that you are registering the exchange of the notes and guarantees in reliance on the staff's position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Therefore, please provide us with a supplemental letter with the next amendment which (1) states that you are registering the exchange offer in reliance on our position contained in those letters and (2) includes the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Cautionary Note Regarding Forward-Looking Statements, page 1

2.   If you retain this section, revise it to eliminate any suggestion that the disclosure would
        be "subject to the safe harbor provisions of the U.S. federal securities laws." The safe
        harbor for forward-looking statements provided in the Private Securities Litigation
        Reform Act of 1995 does not apply to statements made in connection with a tender offer.
        See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange
        Act. Therefore, please delete the reference to the safe harbor or state explicitly that the
        safe harbor protections it provides do not apply to statements made in connection with the
        offer.

Acceptance of Old Notes for Exchange; Issuance of Exchange Notes, page 45

3.   We note the disclosure indicating that you will issue exchange notes "promptly after
        "acceptance." Please revise the prospectus to state that the issuer will issue the new notes
        or return the old notes promptly after expiration rather than after acceptance. See
        Exchange Act Rule 14e-1(c).

Signatures

4.   Please revise to indicate for each of your subsidiary guarantors which individual is
        signing the registration statement in the capacities of principal executive officer or
        officers, principal financial officer, and controller or principal accounting officer. See
        Instructions 1 and 2 to the Signatures section of Form S-4.

Exhibits

5.   Ensure that you file all the required exhibits for the registrant, Offshore Group
        Investment Limited, and revise the exhibit index to identify clearly which entity
        constitutes the "Company" in that context.

Exhibit 5.1

6.   For debt securities, counsel must opine on the laws of the state governing the indenture.
        In this regard, Section 13.08 of the Indenture dated July 30, 2010, provides that the
        internal law of the state of New York will govern and be used to construe the indenture,
        the notes, the registration rights agreements, the note guarantees and the collateral
        agreements. However, the limitation set forth in the final paragraph of the opinion at page
        2 appears to exclude the laws of the state of New York. Please obtain and file a revised
        legality opinion.

7.   In addition, the legality opinion must not exclude the corporate laws of the jurisdiction of incorporation or organization of the registrant or any of the guarantors. In this regard, we note that the registrant is organized in the Cayman Islands, and that the guarantors are organized in the Cayman Islands, as well as the Marshall Islands, Malaysia/Labuan, Malaysia, The Netherlands and Hungary. However, we note that the limitation set forth in the final paragraph of the opinion at page 2 appears to exclude the laws of each of these jurisdictions. Please obtain and file a revised legality opinion with no such limitation or that makes clear that it addresses all applicable laws.

8.   In the revised opinion, ensure that counsel identifies by name all parties upon whose securities it is opining. The current version of the opinion refers to "certain subsidiaries" and would require the reader to refer to another document to attempt to ascertain which parties are involved.

9.   We refer you to the assumptions listed in clauses (i) and (ii) of the third paragraph and in the fifth paragraph. These assumptions are not appropriate to the extent that they relate to your company or to any of the guarantors. Please obtain and file a revised legality opinion.

Exhibit 99.1

10.   Please revise to delete the language in the letter of transmittal requiring the holder to acknowledge or certify that the holder has "read," "reviewed," or "understands" all of the terms of the exchange offer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kevin Dougherty at (202) 551-3271, or in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707, with any questions.

Sincerely,

/s/ H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Via E-mail
       Bryan K. Brown
       Porter Hedges LLP